Mail Stop 3561

January 18, 2008

Mr. Yingsheng Li
President
China Marketing Media Holdings, Inc.
RMA 901
KunTai International Mansion
No. 12 Chaowai Street
Beijing, 100020, China

> **Re: China Marketing Media Holdings, Inc.**
> **Amendment No. 3 to Form 10-SB**
> **Filed December 21, 2007**
> **File No. 0-51806**

Dear Mr. Li:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 2. Management's Discussion and Analysis or Plan of Operation, page 11

Results of Operations, page 12

1. Where you identify intermediate causes of changes in your operating results, please describe the reasons underlying such causes. For example, stating that your increase in revenues is primarily attributable to increases in advertising consulting services only identifies the intermediate cause of the change. Please indicate the specific reason(s) for the increase, such as increased sales efforts or increase in prices for services. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Item 6. Executive Compensation, page 28

2. Please ensure that you have updated your disclosure, here and elsewhere in your disclosure document as applicable, to reflect information for your recently completed fiscal year ending December 31, 2007. Specifically, please update this section to provide compensation information for the recently completed fiscal year. In this regard, refer to "Interpretive Responses Regarding Particular

Situations" Item 4.01 under Item 402 of Regulation S-K of our Compliance and Disclosure Interpretations.

Financial Statements

3. Please tell us how you discussed your accounting for sales returns in your critical accounting policy and summary of significant accounting policies. It appears you merely stated that future returns can be estimated. To the extent, there is judgment involved in estimating sales returns, you should indicate such in your critical accounting policy disclosures. In this regard, critical accounting policies should not be a reiteration of the disclosure in the financial statements. Please revise or advise.

4. Based upon your response to comment no. 3, we understand the reason for the $603,865 increase to capital. However there is no disclosure in the financial statements. Please revise to include a brief description of the reason for the entry.

5. Please explain to us in detail your basis in GAAP for consolidating CMO; a company that is not a subsidiary of yours. Please be detailed in the accounting literature you relied upon or analogized to in supporting consolidation. As it appears the Management Right Agreement was the controlling factor in your consolidation decision, please ensure we are fully aware of the significant provisions in the agreement that give you effective control. We may have further comment.

6. Please explain to us how you viewed the revocation of the dividend from an accounting perspective. Please explain in detail why you believe the original accounting was in error. Please also explain what the "currency transaction application" represents. We may have further substantive comment.

***

You may contact James Allegretto, Senior Assistant Chief Accountant at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu, Attorney-Advisor at 202-551-3240, Mara Ransom, Legal Branch Chief at (202) 551-3264, or me at 202-551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Louis A. Bevilacqua, Esq.
        Facsimle: (202) 654-1804